Via Facsimile and U.S. Mail
Mail Stop 03-09


      		May 4, 2005
							May 4, 2005


Robert Ferguson
President
Darwin Resources Corporation
455-5525 West Boulevard
Vancouver, B.C., V6M 3W6
Canada

Re:	Darwin Resources Corporation
	Amendment No. 1 to the Registration Statement on Form SB-2
      Filed April 20, 2005
	File Number 333-123081

Dear Mr. Ferguson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM SB-2

Summary, page 4
1. We note your response to comment 5 and your revised disclosure. On page 4, you state that you can exercise your option to purchase an
85% interest in the Iron 1 mineral claims upon payment of $30,500 and incurrence of exploratory expenses of $160,000. On page 29 you disclose that you will be required to either complete an unspecified dollar value of exploratory work and pay a filing fee or pay a fee in lieu of completing the exploration work in order to extend the expiry dates. Please revise to clarify the following points:
* Does exercising your option by paying the $30,500 fee and incurring
$160,000 of exploratory expenses result in an extension of the expiry dates?
* If these payments do not result in extensions or qualify you for extensions, please quantify the additional amounts you would be required to pay in order to obtain extensions.
* If expiry dates are extended, how long are they extended?
* Can you extend the expiry dates without exercising your option? If you can, does you option ever expire?

Corporate Offices, page 45
2. We note your response to comment 38. Since it was agreed that payments would commence beginning February 1, 2005, it appears as though there was a period of free rent (commonly referred to as "rent holidays"). The staff believes that pursuant to FASB Technical Bulletin 85-3, Accounting for Operating Leases with Scheduled Rent Increases, rent holidays in an operating lease should be recognized by the lessee on a straight-line basis over the lease term (including any rent holiday period) unless another systematic and rational allocation is more representative of the time pattern in which leased property is physically employed. Therefore it appears as though you should have recognized rent expense in prior periods. Please revise or advise.


Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1
3. We note your response to prior comment 40. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm at this time. However, if your operations in the United
States become significant in the future, we expect Darwin Resources to engage a U.S. registered public accounting firm, consistent with our position outlined in Section 5.K of "International Reporting and
Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/
cfirdissues1104.htm.

Consolidated Statement of Operations, page F-3
4. We note your response to comment 42 but reissue the second part of the comment. Please provide to us your computation of shares outstanding. It is not clear how weighted average shares outstanding can be less than the 5,200,000 initially issued.

Note 2. Significant Accounting Policies

g) Foreign Currency Translation
5. We note your response to comment 43. It appears as though your disclosure addresses the translation of foreign currency statements.
Please expand your disclosure to address the accounting for foreign currency transactions in compliance with paragraph 16 of SFAS 52.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Vanessa Robertson (202) 824-5504 or Lisa Vanjoske at (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Kyleen E. Cane
	Cane Clark LLP
	3273 East Warm Springs Rd.
	Las Vegas, NV 89102

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